April 25, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Andrew Blume
Kevin Woody

Re: Universal Electronics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Furnished February 15, 2024
File No. 0-21044

Ladies and Gentlemen:

Universal Electronics, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed March 14, 2024 (“Form 10-K”), and Current Report Form 8-K furnished February 15, 2024 (“Form 8-K”).

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or about May 10, 2024. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding these matters, please do not hesitate to contact me at 1 (480) 530-3000.

Very truly yours,
Universal Electronics Inc.

By:	/s/ Bryan M. Hackworth
Bryan M. Hackworth
Chief Financial Officer